SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Black Tusk Minerals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

092258201

(CUSIP Number)

Gavin Hugh Roy	Christopher Wagner
Black Tusk Minerals Inc.	Dorsey & Whitney LLP
7425 Arbutus Street	370 – 17th Street, Suite 4700
Vancouver, B.C. V6P 2T5 Canada	Denver, Colorado 80202-5647
Telephone: (604) 681-2575	Telephone: (303) 628-1519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 092258201

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gavin Hugh Roy

Note: The reporting person previously filed a Schedule 13G on October 22, 2007, pursuant to the provisions of Rule 13d-1(d).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF	7.	SOLE VOTING POWER	3,750,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	3,750,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,750,000 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

16.7362%*
*Based on 22,406,576 outstanding shares of the issuer as of April 24, 2008.

14.	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer.

- ------	-------------------

This statement relates to the common stock of Black Tusk Minerals Inc., 7425 Arbutus Street, Vancouver, British Columbia V6P 2T5 Canada.

Item 2. Identity and Background.

- ------	-----------------------

Gavin Hugh Roy, 7425 Arbutus Street, Vancouver, British Columbia V6P 2T5 Canada, is the current president of Black Tusk Minerals Inc. Mr. Roy was elected vice president of the Company on August 9, 2007, resigned as vice president on April 24, 2008 and was appointed as director and president effective April 24, 2008. Mr. Roy is currently the principal of Magellan Management Company, a venture capital firm in Vancouver, British Columbia. Prior to forming Magellan Management in 2005, Mr. Roy’s principal occupation during the past five years has been as an investment advisor with Canaccord Capital Corporation, Octagon Capital Corporation and Global Securities Corporation. Mr. Roy has been a registrant in Canada with the British Columbia, Alberta, Saskatchewan and Ontario securities commissions. Mr. Roy is a director of the following U.S. reporting issuers: Chilco River Holdings, Inc. and Plaza Resources Inc. During the past five years, Mr. Roy has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Mr. Roy has not been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws. Mr. Roy is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Compensation.
- ------	------------------------------------------------

The 950,000 common shares were acquired with personal funds of the reporting person, in a private transaction between the reporting person and Peter Watson, the former president of the issuer.

Item 4.	Purpose of Transaction.
- ------	----------------------

On April 24, 2008, Mr. Roy purchased from the outgoing president and a director of the issuer, Peter Watson, 950,000 common shares of the issuer for a total of $475. Gavin Roy resigned as vice president of the issuer and was appointed president and a director of the issuer effective April 24, 2008.

Item 5. Interest in Securities of the Issuer.

- ------	------------------------------------

Mr. Roy individually holds 2,950,000 shares of common stock of the issuer and has sole voting and dispositive control over an additional 800,000 shares of common stock of the issuer held by Magellan Management Company. Mr. Roy’s has voting and dispositive control over 16.7362% of the 22,406,576 issued and outstanding shares of the company as of April 24, 2008.

.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

N/A.

Item 7.	Materials to be Filed as Exhibits.

Letter Agreement between Peter Watson and Gavin Roy dated April 24, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2008

Signed:	/s/ Gavin Hugh Roy
Gavin Hugh Roy